Hydro One Reports Third Quarter Results

The Company continues to support economic growth and a clean energy future in Ontario with three new transmission projects being awarded in the Northeastern and Eastern part of the province.

TORONTO, November 8, 2023 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the third quarter ended September 30, 2023.
Third Quarter Highlights
•Third quarter basic earnings per share (EPS) of $0.60 was 17.6% higher compared to EPS of $0.51 for the same period in 2022.
•EPS for the quarter was higher year-over-year largely due to higher revenues resulting from Ontario Energy Board (OEB)-approved 2023 transmission rates, higher average monthly peak demand, and lower income tax expense, partially offset by higher financing charges.
•Hydro One employees raised a record amount of approximately $2 million in donations for more than 800 registered Canadian charities through the “Power to Give” campaign in September.
•Hydro One was awarded the Gold level certification from the Canadian Council for Aboriginal Business (CCAB) recognizing its commitment and efforts to build a strong, lasting and mutually beneficial relationship with Indigenous communities.
•Subsequent to quarter end, the Company was awarded the construction of three new priority transmission lines to meet the growing electricity demand in Northeastern and Eastern Ontario.
•Hydro One and the Power Workers’ Union (PWU) ratified two collective agreements covering employees in front-line and customer-facing roles across the Company’s operations. The Company and the Society of United Professionals also ratified a collective agreement covering employees in engineering, supervisory and administrative roles.
•The Company priced an offering of $425 million aggregate principal amount of Floating Rate Medium-Term Notes (MTN) under its Sustainable Financing Framework. Subsequent to the quarter, the Company issued an additional $400 million MTN under the Framework.
•The Company's capital investments and in-service additions for the quarter were $638 million and $699 million, respectively, compared to $501 million and $401 million in 2022.
•Quarterly dividend declared at $0.2964 per share, payable December 29, 2023.
"During the quarter, we were honoured with the Gold level certification from the CCAB which demonstrates the strong commitment and efforts to build mutually beneficial relationships with Indigenous partners. Also in the quarter, our employees answered the challenge and raised a record amount in donations through our Power to Give campaign in September, which will benefit various charities," said David Lebeter, President and CEO of Hydro One. "Lastly, the awarding of the three new transmission lines further supports our commitment to enabling economic growth and a clean energy future in Ontario."

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Selected Consolidated Financial and Operating Highlights

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except as otherwise noted)	2023	2022	2023	2022

Revenues	1,934	2,031	5,865	5,918
Purchased power	854	963	2,662	2,829
Revenues, net of purchased power[1]	1,080	1,068	3,203	3,089
Net income attributable to common shareholders	357	307	904	872

Basic EPS	$0.60	$0.51	$1.51	$1.46
Diluted EPS	$0.59	$0.51	$1.51	$1.45

Net cash from operating activities	642	594	1,644	1,658
Capital investments	638	501	1,786	1,562
Assets placed in-service	699	401	1,349	1,177

Transmission: Average monthly Ontario 60-minute peak demand (MW)	22,588	21,609	20,916	20,818
Distribution: Electricity distributed to Hydro One customers (GWh)	7,225	7,328	22,579	22,977
1 “Revenues, net of purchased power” is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2023 Third Quarter Highlights
The Company reported net income attributable to common shareholders of $357 million during the quarter, compared to $307 million in the same period of 2022. This resulted in EPS of $0.60, compared to EPS of $0.51 in the prior year.
Revenues, net of purchased power1 of $1,080 million for the third quarter were $12 million higher than revenues, net of purchased power1 for the third quarter of 2022. The increase is mainly due to revenues resulting from OEB-approved 2023 transmission rates and higher average monthly peak demand. Revenue also increased year-over-year as a result of the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods, which are offset by higher OM&A and income tax expense, and net income neutral in the period. These increases were partially offset by the cessation of the OEB-approved recovery of deferred tax asset amounts previously shared with rate payers on June 30, 2023, and regulatory adjustments including those associated with the Capitalized Overhead Tax Variance, both of which are offset by a decrease in income tax expense and net income neutral in the period.
OM&A costs in the third quarter of 2023 were slightly lower than the prior year which, once adjusted for net income neutral items, were slightly higher year-over-year as a result of higher work program expenditures, including information technology initiatives and emergency restoration.
Financing charges in the third quarter of 2023 were higher than the prior year resulting from higher weighted-average interest rates on long-term debt and short-term notes, partially offset by higher capitalized interest due to a higher average balance of assets under construction.
Depreciation, amortization and asset removal costs for the third quarter of 2023 were higher than the same period of the prior year, primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Income tax expense for the third quarter of 2023 was lower than the prior year primarily due to the cessation of the deferred tax asset (DTA) recovery period and regulatory adjustments associated with Capitalized Overhead Tax Variance, which are offset in revenue and net income neutral, and higher
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial
Measures”.

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deductible timing differences. These impacts are partially offset by higher pre-tax income year-over-year, when adjusted for the net income neutral items.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $638 million during the third quarter of 2023 and placed $699 million of new assets in-service.
Selected Operating Highlights
Hydro One was awarded the Gold level certification from the CCAB, recognizing its commitment and efforts to build a strong, lasting, and mutually beneficial relationship with Indigenous communities. The Company advanced from its Silver level certification in 2020.
Subsequent to quarter end, Hydro One was awarded the right to develop and construct three new priority transmission lines to meet growing electricity demand in Northeastern and Eastern Ontario. Hydro One and First Nations have been collaborating on early planning and will advance the development and construction phases of the projects together. First Nations have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the projects once complete through Hydro One’s Equity Partnership model. The three priority transmission lines will meet the needs of new and growing industries and help attract future jobs in these regions.
Hydro One and the PWU ratified two collective agreements covering employees in front-line and customer-facing roles. The Company and the Society of United Professionals also ratified a collective agreement covering employees in engineering, supervisory and administrative roles. All three agreements will be in effect until September 30, 2025.
The Company’s wholly-owned subsidiary, Hydro One Inc. raised $425 million of Floating Rate MTN, Series 56, due 2026. They bear interest at daily compounded CORRA plus 0.50%, payable quarterly in arrears. The offering represents the Company’s second issuance of MTN in 2023 under its Sustainable Financing Framework. The issuance is also the first green floating-rate notes by a corporate issuer in Canada. Subsequent to the quarter, the Company raised $400 million 5.54% MTN, Series 57, due 2025. The offering is the third issuance under the Framework and second issuance of green bonds. The Company intends to use its Sustainable Financing Framework to finance and/or refinance, in whole or in part, new and/or existing eligible green projects that meet the eligibility criteria under the Framework.
Common Share Dividends
Following the conclusion of the third quarter, on November 7, 2023, the Company declared a quarterly cash dividend to common shareholders of $0.2964 per share to be paid on December 29, 2023 to shareholders of record on December 13, 2023.

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Supplemental Segment Information

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2023	2022	2023	2022

Revenues
Transmission	594	562	1,708	1,597
Distribution	1,329	1,458	4,123	4,289
Other	11	11	34	32
Total revenues	1,934	2,031	5,865	5,918

Revenues, net of purchased power[1]
Transmission	594	562	1,708	1,597
Distribution	475	495	1,461	1,460
Other	11	11	34	32
Total revenues, net of purchased power[1]	1,080	1,068	3,203	3,089

Operation, maintenance and administration costs
Transmission	111	106	358	302
Distribution	162	173	535	517
Other	20	17	64	51
Total operation, maintenance and administration costs	293	296	957	870

Income before financing charges and taxes
Transmission	351	326	964	910
Distribution	199	215	572	600
Other	(11)	(9)	(37)	(26)
Total income before financing charges and taxes	539	532	1,499	1,484

Capital investments
Transmission	384	311	1,055	899
Distribution	249	185	714	646
Other	5	5	17	17
Total capital investments	638	501	1,786	1,562

Assets placed in-service
Transmission	331	229	659	644
Distribution	350	171	665	527
Other	18	1	25	6
Total assets placed in-service	699	401	1,349	1,177
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s third quarter 2023 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2022 can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s third quarter 2023 results teleconference with the investment community will be held on November 8, 2023 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://edge.media-server.com/mmc/p/7tosg5wn) prior to the scheduled start time to access Hydro One’s third quarter 2023 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.
Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents “revenues, net of purchased power” to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.

The following table provides a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2023	2022	2023	2022
Revenues	1,934	2,031	5,865	5,918
Less: Purchased power	854	963	2,662	2,829
Revenues, net of purchased power	1,080	1,068	3,203	3,089

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Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: expectations regarding the Company's financing activities; the Company’s plans to improve reliability, including facilitating connectivity for new load customers and generation sources; the Company's ongoing and planned projects and expected capital investments and plan, including anticipated outcomes and impacts; expectations regarding the Company's support for clean energy, and economic growth in the province of Ontario; collective agreements; expectations regarding the impacts of donations through the Power to Give campaign; expectations regarding the collaboration between Hydro One and First Nations on three new priority transmission lines projects in Northeastern and Eastern Ontario; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this presentation is based on a variety of factors and assumptions including, but not limited to: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on Hydro One’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of US GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
VP, Communications, Marketing & Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
media.relations@hydroone.com
416-345-6868

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